Stradley Ronon Stevens & Young, LLP 2005 Market Street, Suite 2600 Philadelphia, PA 19103 215.564.8000 www.stradley.com

Michael P. O’Hare

(215) 564-8198

mohare@stradley.com

August 13, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-9303

Attention: Elisabeth M. Bentzinger

Re: Mutual Fund and Variable Insurance Trust (the “Registrant” or the “Trust”)
File Nos. 033-11905; 811-05010

Dear Ms. Bentzinger:

On behalf of the Registrant, below are responses to the comments you provided to us telephonically on July 16, 2021 with regard to Post-Effective Amendment No. 213 under the Securities Act of 1933, as amended, and Amendment No. 214 under the Investment Company Act of 1940, as amended (the “1940 Act”), to the Registrant’s Registration Statement on Form N-1A (Accession No. 0001580642-21-002664), which was filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 4, 2021 (the “Amendment”), relating to Rational Inflation Growth Fund, a newly established series of the Registrant (the “Fund”).

Below we have provided your comments (in bold) and the Registrant’s response to each comment. Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment.

General

1.	Comment: Please update the series/class identifiers on EDGAR.

Response:	The Registrant will update the identifiers as requested.

Philadelphia | Washington | New York | Chicago

Prospectus

Fee Table

2.	Comment: In the Expense Example narrative, please revise the language from “… and then redeem all of your shares …” to “… and then hold or redeem all of your shares…”.

Response:	The Registrant has revised the language as requested.

Principal Investment Strategies

3.	Comment: The Principal Investment Strategies section discusses ADRs. If the Fund will also invest directly in foreign securities, please include appropriate risk disclosure.

Response:	Although the Fund will not invest directly in foreign securities as a principal investment strategy, the Registrant has revised the ADR Risk disclosure in the summary section of the Prospectus as follows:

ADR Risk. ADRs, which are typically issued by a bank, are certificates that evidence ownership of shares of a foreign company and are alternatives to purchasing foreign securities directly in their national markets and currencies. ADRs are subject to the same risks as direct investment in foreign companies discussed below and involve risks that are not found in investments in U.S. companies. ADRs may not track the price of the underlying foreign securities on which they are based, and their value may change materially at times when U.S. markets are not open for trading. Certain ADRs are not listed on an exchange and therefore may be considered to be illiquid.

Investments in foreign companies tend to be more volatile and less liquid than investments in U.S. securities because, among other things, they involve risks relating to political, social and economic developments abroad, including economic sanctions, as well as risks resulting from differences between the regulations and reporting standards and practices to which U.S. and foreign issuers are subject. Investing in foreign companies includes trading-related risks (e.g., government supervision and regulation of foreign securities and currency markets, and foreign securities may be subject to foreign governmental restrictions such as exchange controls).

4.	Comment: The Principal Investment Strategies section indicates that the Fund may invest in exchange-traded funds (“ETFs”), however there is no Acquired Fund Fees and Expenses (“AFFE”) line item in the expense table. Please ensure that the expense table is correct and, if so, please supplementally confirm that no AFFE disclosure is required.

Response:	The Registrant has revised the expense table to include estimated AFFE.

5.	Comment: The Principal Investment Strategies section indicates that the Fund may sell ETFs short, however there is no short sale interest in the expense table. Please ensure that the expense table is correct and, if so, supplementally confirm that no short sale interest disclosure is required.

Response:	The Registrant confirms that no short sale interest disclosure is required as it does not anticipate engaging in short sales to a significant degree so as to warrant a specific line item in the expense table.

Principal Investment Risks

6.	Comment: The Principal Risks are listed alphabetically. Please consider the SEC Staff’s request that the Principal Risks be listed in order of importance.

Response:	Although the Registrant maintains its position that the materiality of each risk is dynamic, the Registrant will take the Staff’s position into consideration when preparing future filings.

7.	Comment: The Principal Risks include risks related to real estate investment trusts (“REITs”) and the real estate sector. Consider whether the Fund will be exposed to subprime or liquidity risks, and revise the risk disclosure as appropriate.

Response:	The Registrant has considered the Fund’s exposure and has determined the current risk disclosure is sufficient.

Performance

8.	Comment: Please identify supplementally the Fund's broad-based security index.

Response:	The Registrant has determined that the Fund will use the S&P 500 Total Return Index as its primary benchmark to compare its performance. The Fund will also use a custom benchmark consisting of 60% S&P 500 Index and 40% Bloomberg U.S. Aggregate Bond Index as a secondary benchmark to compare its performance.

Additional Information about the Fund’s Investment Strategies and Related Risks

9.	Comment: The Item 9 Principal Investment Strategy disclosure is the same as the principal investment strategy disclosure in the summary prospectus. Provide more detailed disclosure in response to Item 9.

Response:	The Registrant has revised the disclosure as shown below:

The Fund seeks to achieve its investment objective by investing in securities that the Sub-Advisor, expects to increase in value with increased U.S. inflation or with expectations of higher U.S. inflation in the future. During times of elevated inflation or inflation expectations, certain sectors and asset classes may generate attractive returns. The Fund primarily invests in the common stock of companies within ~~those~~ sectors and/or asset classes that the Sub-Advisor believes to have a strong positive correlation to inflation, including, but not limited to, the real estate, infrastructure, energy and commodities. The Sub-Advisor seeks to invest the Fund’s assets in such sectors and/or asset classes when concerns about inflation are anticipated to lead to positive returns.

The Fund may invest in the common stocks of domestic and foreign companies listed on a U.S. exchange, including ADRs and REITs, and may invest in companies of any market capitalization. An ADR is a certificate issued by a U.S. bank that represents shares in foreign stock and is denominated in U.S. dollars. REITs are pooled investment vehicles that invest primarily in income-producing real estate or real estate-related loans or interest. The Fund may also invest in ETFs to gain exposure to a sector or asset class when obtaining the desired exposure is not available through investment in common stocks or when investment indirectly through an ETF would otherwise be beneficial to the Fund. These ETFs may invest in derivative instruments such as futures, options and swaps.

The portfolio consists of allocations to sectors and/or asset classes, such as those listed above, that the Sub-Advisor believes to have a strong positive correlation to U.S. inflation. The selection of investments within each sector or asset class is based on a dynamic proprietary ~~model~~ methodology that seeks to identify stocks that will appreciate when inflation, or market-derived expectations about future inflation, rise. The Fund will diversify its holding within each sector. From time to time, the Fund may also sell short ETFs invested in sectors or asset classes that the Sub-Advisor believes to have a negative correlation to inflation. Notwithstanding the foregoing, the Fund is not obligated to maintain exposure to all, or any particular, sectors or asset classes noted above, and may be lacking exposure to a particular sector or asset class at a time when such exposure would have been advantageous.

10.	Comment: Consider whether Real Estate and REIT risks should be combined in the item 9 presentation since they are presented separately in the Summary Prospectus section.

Response:	The Registrant has revised the section entitled “Additional Information About the Fund’s Principal Investment Strategies and Related Risks—Principal Investment Risks” to present these risks separately.
11.	Comment: Revise the presentation of Sector/Asset Class risks in the Item 9 section to be consistent with the Summary Prospectus section.

Response:	The Registrant has revised the risk disclosure as requested.

Statement of Additional Information (“SAI”)

Investment Restrictions

12.	Comment: On page 4, the disclosure states “With respect to the Fund’s fundamental restriction on concentration, to the extent sufficient information is reasonably available, the Fund will consider the investments of underlying investment companies when determining its compliance with this policy.” Therefore, consider removing the lead-in language on page 3 stating “The Fund will consider the concentration of underlying investment companies when determining compliance with its own policy.”

Response:	The Registrant has removed the relevant language on page 3.

13.	Comment: The Fund is a non-diversified fund, however the “1940 Act Restrictions” section on page 4 contains a definition of 1940 Act diversification. Remove that definition or revise the disclosure appropriately to explain why it should remain.

Response:	The Registrant has removed the definition.

Part C

14.	Comment: The SEC staff is reviewing fund documents to see whether they limit shareholder rights. Article VII, Section 9 of the trust document (quoted below) states that shareholders can only bring derivative actions if they first make a demand to the trust board. Please supplementally explain whether this provision inappropriately limits shareholder rights.

“Section 9. Derivative Actions. Subject to the requirements set forth in Section 3816 of the DSTA, a Shareholder or Shareholders may bring a derivative action on behalf of the Trust only if the Shareholder or Shareholders first make a pre-suit demand upon the Board of Trustees to bring the subject action unless an effort to cause the Board of Trustees to bring such action is excused. A demand on the Board of Trustees shall only be excused if a majority of the Board of Trustees, or a majority of any committee established to consider the merits of such action, has a material personal financial interest in the action at issue. A Trustee shall not be deemed to have a material personal financial interest in an action or otherwise be disqualified from ruling on a Shareholder demand by virtue of the fact that such Trustee receives remuneration from his service on the Board of Trustees of the Trust or on the boards of one or more investment companies with the same or an affiliated investment advisor or underwriter.”

Response:	The Registrant respectfully submits that Article VII, Section 9 of the Trust’s Agreement and Declaration of Trust, as amended, (the “Trust Document”) does not inappropriately limit shareholder rights. Article VII, Section 9 provides a mechanism that permits a shareholder to bring a derivative action with respect to federal securities law claims, in accordance with procedural requirements that are substantially similar to requirements under various state corporate laws. A derivative action involves an action brought by a shareholder seeking to compel the Trust to sue to redress harm to the Trust, as opposed to a direct action, which is an action brought by a shareholder for harm done to an individual shareholder or a group of shareholders. The requirements for, and sufficiency of, a derivative action, including in connection with derivative actions under federal law, are governed by state law.

In Kamen v. Kemper Fin. Svcs., Inc. (500 U.S. 90, 500 U.S. 97 (1991)), the U.S. Supreme Court considered the demand requirements in a derivative action founded on the 1940 Act and held that federal courts should abide by the procedural rules governing derivative actions of a fund’s state of incorporation. The Registrant is not aware of any court decisions or public pronouncements from the SEC or its Staff that would contradict this general principle enunciated in Kamen. Nor is the Registrant aware of any court decisions or public pronouncements from the SEC or its Staff that would make state law derivative demand procedures, including those set forth in the Trust Document, generally unenforceable with respect to registered investment companies.

Further, the Registrant is not aware of any federal rule or regulation that states that pre-suit demand is impermissible for derivative suit claims arising under the federal securities laws. The Registrant notes that a provision requiring pre-suit demand for derivative actions is a standard provision for organizational documents of investment companies and revising such provision to exclude federal securities laws would subject the Registrant to a competitive disadvantage as compared to its competitors.

The purpose of the demand provisions in the Trust Document is to require shareholders to make a demand to the Board of the Trust before allowing shareholders to file suit on behalf of the Trust. This allows the Board the opportunity to exercise its business judgment to determine whether pursuing legal claims is in the best interest of the Trust, and to decline to pursue claims that lack merit, would incur unnecessary cost and expense, and/or would provide little benefit to the Trust and its shareholders.

Notably, the demand provisions of the Trust Document do not place substantive limits on a shareholder’s right to make a derivative demand. The Trust Document does not, for example, establish that only certain shareholders or groups of shareholders may bring derivative demands, nor do they narrow the scope of matters to which a derivative demand may relate (other than by clarifying, in a manner consistent with established state law principles, what constitutes a direct action and a derivative action). Instead, the demand provisions of the Trust Document simply establishes the procedural steps to be taken by a Fund shareholder and the Trust’s Board of Trustees in connection with the making of a derivative demand, the evaluation of such a demand and the determination of whether a derivative action may be maintained.

In sum, the Registrant respectfully submits that the demand provisions of Article VII, Section 9 of the Trust Document are consistent with the Supreme Court’s ruling in Kamen. However, if the SEC or its Staff intends to take the position that the federal securities laws preempt state derivative demand laws (or certain aspects thereof) as applied to registered investment companies, the Registrant respectfully requests they do so in a manner that would apply consistently and uniformly to all funds (whether organized as corporations subject to various state derivative demand statutes or unincorporated business associations that are subject to state common law derivative demand law and/or have adopted derivative demand procedures through their governing documents) through rulemaking. Doing so would subject this position to the notice and comment process, and if such position were to be formally adopted, would allow all funds to choose their form of organization and craft their governing documents on an informed basis and on an even playing field consistent with such rulemaking.

In the event that any provision of Article VII, Section 9 of the Trust Document were to conflict with any such rulemaking or were otherwise held to be invalid or unenforceable, Article VIII, Section 7 of the Trust Document provides for the severability of such provision:

(a)	The provisions of this Declaration of Trust are severable, and if the Board of Trustees shall determine, with the advice of counsel, that any of such provisions is in conflict with the 1940 Act, the Code, the DSTA, or with other applicable laws and regulations, the conflicting provision shall be deemed not to have constituted a part of this Declaration of Trust from the time when such provisions became inconsistent with such laws or regulations; provided, however, that such determination shall not affect any of the remaining provisions of this Declaration of Trust or render invalid or improper any action taken or omitted prior to such determination.

(b)	If any provision of this Declaration of Trust shall be held invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall attach only to such provision in such jurisdiction and shall not in any manner affect such provision in any other jurisdiction or any other provision of this Declaration of Trust in any jurisdiction.

Pursuant to the foregoing, were the SEC to adopt a rule specifically prohibiting a particular provision of Article VII, Section 9, such provision would no longer be effective. The Registrant believes this provision should adequately address any Staff concerns regarding Article VII, Section 9.

In addition, the Registrant has included the following new paragraph under the SAI section entitled “Shareholder Rights” immediately prior to the last paragraph of that section:

The Declaration of Trust provides a process for the bringing of derivative actions by shareholders for claims beyond the process otherwise required by law. This derivative actions process is intended to permit legitimate inquiries and claims while avoiding the time, expense, distraction, and other harm that can be caused to a Fund or its shareholders as a result of spurious shareholder demands and derivative actions. Prior to bringing a derivative action, a pre-suit demand by the complaining shareholder must first be made on the Board of Trustees, unless such action is excused because a majority of the members of the Board have a material personal financial interest in the action at issue. Following receipt of the demand, the Trustees must be afforded a reasonable amount of time to investigate and consider the demand.

Signatures

15.	Comment: Consider clarifying who is signing the registration statement as Principal Accounting Officer.

Response:	Erik Naviloff is the Trust’s Treasurer. According to the Trust’s Bylaws, the Treasurer “shall be principal financial and accounting officer of the Trust.” As such, Mr. Naviloff fulfills the role of the Principal Financial Officer and Principal Accounting Officer. Going forward, to clarify and consistent with the Trust’s Bylaws, the Trust will have Mr. Naviloff sign the Registration Statement as “Treasurer and Principal Financial Officer/Principal Accounting Officer.”

Please direct any questions or comments relating to this filing to me at the above-referenced telephone number or Claire Olivar at (215) 564-8681.

Very truly yours,

/s/ Michael P. O’Hare

Michael P. O’Hare